Eric J. Gervais
Partner

4801 Main Street, Suite 1000
 Kansas City, MO 64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

November 4, 2015

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee Re: MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On September 25, 2015, the Company filed with the Securities and Exchange Commission (the "Commission") a post-effective amendment to its Registration Statement on Form N-2 (the "Registration Statement"). The Company received oral comments on the filing from Ms. Ashley Vroman-Lee of the staff of the Commission. The following sets forth the comments of the Commission and the Company's response to those comments. The Company has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments. The text of each comment has been included in this letter for your reference, and the Company's response is presented below each comment.
1.	Comment: Previous disclosure indicated that the Company intended to apply for exemptive relief from Regulation M. Please provide an update.
Response: The Company has decided not to apply for exemptive relief in light of the relief provided by Commission Release No. 34-71142 (Order Granting a Limited Exemption from Rule 102(a) of Regulation M to Certain Business Development Companies Pursuant to Rule 102(e) of Regulation M).
2.	Comment: Please revise the language found under the heading "The Offering – Common Stock Offered by Us" to more clearly identify gross proceeds, discounts and net proceeds.
Response: The disclosure has been revised as requested.
3.	Comment: Please confirm that the Company's disclosure under the heading "The Offering – Use of Proceeds" complies with Guide 1 of the Commissions Guidelines For Form N-2.
Response: The Company hereby makes such confirmation.
4.	Comment: Please revise the disclosure to make clear that the Company is currently taxed as a REIT.
Response: The disclosure has been revised as requested.
5.	Comment: Disclosure under the heading "The Offering – Investment Advisory Fees" discusses the Portfolio Structuring Fee charged by the Company. Please either (i) remove this disclosure and cease charging such fee or (ii) explain why the Company's Board of Directors believes it is reasonable to continue charging this fee.
Response: The Company has provided supplementally a memo from its Board of Directors explaining its determination that the fee is reasonable.
6.	Comment: Please explain why under the heading "Fees and Expenses" the portfolio structuring fee is for sales after June 30, 2015.
Response: The portfolio structuring fee paid for sales prior to June 30, 2015, is already reflected in the net assets as of June 30, 2015. Because the table reflects annual expenses "as a percentage of net assets" as of that date, it would be inappropriate to include the cumulative fees paid for the period ending June 30, 2015. That would result in a double counting of the fee, which would be misleading.
7.	Comment: Footnote 6 under the heading "Fees and Expenses" uses the defined term "managed funds." Please clarify that this amount is not the amount of assets being managed.
Response: The Company has revised the Footnote to clarify the definition and to disclose that "Managed Funds are not necessarily equal to the Company's net assets."
8.	Comment: Footnote 6 under the heading "Fees and Expenses" indicates that the Company has "$27,282,170 in Managed Funds." Please explain how this number was calculated and why it is different from the net assets number reported in the Company's most recent 10-K.
Response: The Footnote says that assuming the sale of a total of 4,000,000 Shares in the Offering, the Company would have $27,282,170 in Managed Funds over the $20,000,000 threshold, or a total of $47,282,170. The Company has further clarified this in the footnote.
9.	Comment: Please make clear that the Company has not sold the additional 2,531,604.27 shares discussed in the second bullet under the heading "Capitalization." Please also either delete the third column in the table under the heading "Capitalization" or more clearly explain that is a pro-forma column reflecting future sales that have not occurred.
Response: The Company has clarified the second bullet point and the heading of the third column.
10.	Comment: Please delete the disclosure under the heading "Determination of Estimated Liquidation Value" or explain why such disclosure is not misleading.
Response: The Company believes the disclosure is not misleading because it simply provides information to stockholders and prospective stockholders as to the potential liquidation value of the shares. The Company can revise the disclosure to make this more clear, but the Company is not trying to give information about what the shares themselves could be sold for, but rather how much a stockholder might receive in an orderly liquidation of the Company. By orderly liquidation, the Company means if the Company simply held onto its portfolio assets until their natural liquidation (i.e., when the underlying issuers sold their assets, listed, or were bought out, and distributed them to their shareholders, including the Company). The Company has chosen to give this information because its stockholders can see, for example, that the Company owns Landmark Apartment Trust, Inc., and that the Company purchased the shares for $5.00 per Share, and that Landmark estimates that its shares are worth $8.15 per share (and have now agreed to be acquired for $8.17 per share). They can see that the estimated fair market value of Landmark is $4.98, so the fact that there is additional "potential" built in to that purchase is clear. All this information is publicly disclosed, and anyone can calculate this information and arrive at the same conclusion. Stockholders and their investment advisers ask the Company regularly what kind of estimated potential there is, and the Company would like to give them a reasonable answer while also making it clear that the number is not equivalent to what they could liquidate their shares for, but the estimated potential value of the shares in an orderly liquidation. The Company has the same goal as the staff, however, to make sure that the disclosure is not misleading. The Company has included proposed revisions to the disclosure in Appendix 1 hereto. The Company has agreed to remove this disclosure from the prospectus for now and will not use the calculation of ELV until and unless the Company and the staff can agree on appropriate language in the future.
11.	Comment: Please explain why the Company's Board of Directors considers the level of fees charged under the Administration Agreement to be appropriate.
Response: The Administration Agreement does not provide for a "fee" but rather a reimbursement of expenses incurred by the manager allocable to the Company. In each of the 3 annual in-person board meetings, the Board reviewed the portion of the manager's aggregate expenses that were allocable to the Company and the appropriateness thereof. Each year, the manager has undergone a detailed analysis of the cost of providing administrative services to the Company in terms of personnel dedicated to the Company's work, the cost of overhead, and related services, and recommended to the Board a reimbursement level below the actual costs incurred. The Board has determined in each meeting that the manager's estimate is reasonable and fair, and less than the cost the Company would incur if it hired a different service provider.
12.	Comment: The "Control Persons and Principal Stockholder" table references two LLCs. Please provide additional information about these LLCs and whether they are relying on either 3(c)(1) or 3(c)(7) as exemptions from investment company status.

Response: The table has been modified to delete the two LLCs who no longer hold Shares in the Company.

13.	Comment: Please delete the first paragraph under the bullets at the top of page 68.

Response: The paragraph has been deleted.

14.	Comment: Please explain why the Registration Statement was not signed by the entire Board of Directors of the Company.

Response: The Registration Statement was signed by the entire Board of Directors (see the end of the filing). The Company believes the misunderstanding is a result of the signatures at the end of the financial statements from the officers, which were attached to the financial statements for the period ending June 30, 2015. The Company has deleted the extraneous signatures from the revised filing.

15.	Comment: In the table under the heading "Portfolio Companies" please identify each holding that is non-qualifying under Section 55(a) of the 1940 Act and briefly explain the significance of non-qualification. See instruction 1.b of item 8.6 of Form N-2. Please also disclose the total percentage of non-qualifying assets, or if all investments are qualifying, please disclose that fact.

Response: The Company has revised the prospectus to indicate which assets are non-qualifying, has disclosed the percentage of such assets of the Company's total assets as of June 30, 2015, and has disclosed that such percentage may not exceed 30%.

16.	Comment: (Page F-2 - June 30 10-K) In future audited financials please inform the auditor to include a specific reference to the financial highlights in the audit opinion. See AIPCA expert panel minutes from Sept 8, 2011, item II.2.

Response: The Company will inform its auditor of this requirement.

17.	Comment: (Page F-3 - Statement of Assets and Liabilities) What is the composition of cash and cash equivalents? If cash equivalents consist of investments in money market mutual funds or other investments in securities, please disclose them separately in the Schedule of Investments in the future. Additionally, if any investments are in money market funds, please confirm that the associated acquired fund fees and expenses have been factored into the fee table estimates.

Response: All of the Company's cash and cash equivalents are in bank and brokerage accounts. If the Company invests in money market accounts or mutual funds in the future, it will make such disclosures.

18.	Comment: In future filings please add a "commitments and contingencies" line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that includes disclosures of commitments and contingencies. See Reg. S-X 6-04.15l.

Response: The Company will add such line item to future filings.

19.	Comment: (Page F-4 - Schedule of Investments) In future filings please identify each holding that is non qualifying under section 55(a) of the 1940 act and briefly explain the significance of non-qualification. Please also disclose the total percentage of non-qualifying assets or if all investments are qualifying please disclose that fact.

Response: The Company will make such identifications and disclosures in future filings.

20.	Comment: Are any investments illiquid? If so, in future filings please identify those investments on the Schedule of Investments and disclose in a footnote the total percentage of investments in illiquid securities. Please provide supplementally the percentage of illiquid securities as of June 30, 2015.

Response: The Company will identify any illiquid investments in future filings. For the information of the staff, as of June 30, 2015, the Company has 53% of its assets in illiquid securities.

21.	Comment: Are all investments income producing? If not, in future filings please identify non-income producing securities on the Schedule of Investments. See footnote 5 to Reg. S-X 12-12.

Response: Not all investments are income producing. The Company will make such identification in future filings.

22.	Comment: (Page F-6 - Statement of Operations) The "other general and administrative expenses" are 12.7% of total expenses. Please confirm supplementally compliance with Reg. S-X 6-07(2)(b) that requires separate disclosure for any separate expense item in excess of 5% of total expenses.

Response: None of the expense items were over 5% of total expenses with the exception of Board of Directors compensation. It was disclosed in item 11 of Form 10-K. The Company will disclose such expenses in future filings as well.

23.	Comment: (Page F-10 - Note 2) In future filings please disclose tax basis of the components of distributable earnings. See Investment Company Audit Guide 7.204.

Response: The Company will make such disclosure in future filings.

24.	Comment: In future filings please disclose gross unrealized loss, aggregate cost of securities, gross unrealized gain and net unrealized gain/loss on a tax basis consistent with Reg. S-X 12.12 footnote 8.

Response: The Company will make such disclosure in future filings.

25.	Comment: (Pages F-16 and 17 - Note 5) The third paragraph contains disclosure regarding base management fee and managed funds. Since this is a related party agreement, please disclose the various break points of the agreement in future filings.

Response: The Company will make such disclosure in future filings.

26.	Comment: Please confirm supplementally that all wholly owned and substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company hereby makes such confirmation.

27.	Comment: Is Coastal Realty Business Trust a wholly owned or controlled investment? Please explain further the structure of CRBT and the decision not to consolidate the investment in the books and records of the Company. If CRBT is an affiliated investment please include the disclosures required by S-X 12-14 in future filings.

Response: Coastal Realty Business Trust ("CRBT") is not a wholly owned or controlled subsidiary. CRBT is controlled by MacKenzie Capital Management, LP, the manager of the Company, but the Company's investments in CRBT are an insignificant percentage of the total assets of CRBT. Consolidation is only required under Rule 6-03 of Reg. S-X for subsidiaries which are investment companies. CRBT is not an investment company and is not a subsidiary of the Company. In future filings we will make these disclosures.

28.	Comment: (Page F-19 - Note 8) In future filings please separately disclose the amount of distributions on a tax basis that were made from net investment income and from capital gains. See Audit guide 7.204. This disaggregated disclosure should also be made on the Statement of Changes (See Reg. S-X 6.09 (3)) and in the Financial Highlights (See Item 4 of Form N-2).

Response: The Company will make such disclosure in future filings.

29.	Comment: Please confirm that all distributions have been made from net investment income or capital gains (that is no return of capital distributions have been made)

Response: The Company confirms that no return of capital distributions have been made, which was disclosed in Footnote 8 of the financial statements.

30.	Comment: (Page F-19 - Note 9) In future filings the extended fair value of unfunded commitments needs to be identified per commitment either in the notes or Schedule of Investments. See AIPCA expert panel minutes from January 10, 2006.

Response: The Company will make such disclosure in future filings.

31.	Comment: Please represent that the Company (i) has sufficient unencumbered liquid assets to cover the amount of currently unfunded commitments and (ii) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of such issuance or sale. If the Company does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments it may reduce a portion of the unfunded commitments with unencumbered liquid assets and consider the remaining the balance of unfunded commitments as senior securities. If the Company is using this latter alternative, please provide a representation that assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Company has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculations made in one of the two foregoing tests using the information provided in the Company's most recently publicly filed financial statements. Please also provide a representation that as of the date within 30 days of the registration statement the Company continues to meet the asset coverage requirement.

Response: The Company represents that it has always had, and has as of today, sufficient unencumbered liquid assets to cover the amount of currently unfunded commitments. The Company has approximately $83,573 in unfunded commitments, and over $10,000,000 in liquid assets.

* * * * * * * * * * *
The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible. Please feel free to call me at (816) 983-8362 with any questions or comments.
Sincerely,
/s/ Eric J. Gervais
Eric J. Gervais

Appendix 1 regarding Estimated Liquidation Value
Proposed revised disclosure

Determination of Estimated Liquidation Value

Beginning with quarter ended March 31, 2015, we have provided an Estimated Liquidation Value ("ELV") of our Shares on a quarterly basis. Our ELV is a non-GAAP measure and is intended to provide to investors our estimate of the liquidation value of our securities portfolio—not what individual shareholders could liquidate their shares for, but rather what a shareholder might receive if our portfolio securities were to liquidate and distribute the proceeds to us as a shareholder. We believe this measure is useful to investors because many of our portfolio securities are illiquid. As a result, the GAAP exit pricing reflected in our NAV includes a significant illiquidity discount to the published NAV of those issuers' securities. This illiquidity discount can disappear if the underlying portfolio security liquidates its assets and distributes the proceeds.

ELV is calculated by starting with the NAV (which is calculated at the end of each fiscal quarter) but then incorporates into that value assessment the published estimated value of any of our portfolio securities, as opposed to the "exit pricing" for such securities. ELV includes the published estimated value of a security only if such value is reported by a third party (usually the issuer) within a one-year period of the date of our quarterly or annual report, and there are no significant dispositions or acquisitions of the issuer's assets, or material changes in its operations, since the date of such valuation. If there is no published value, we use the GAAP exit pricing in the ELV.

Taking into account the published values of the below issuers, our ELV per Share as of June 30, 2015, is $11.25 per Share, or $1.08 higher than our NAV per Share of $10.17.

The following table includes the portfolio companies whose published values were included in the above methodology, the fair value pricing used in determining our NAV, their published estimated values, and the resulting increase in the Fund's ELV per Share as compared to our NAV per Share:

Security	GAAP fair value per share (1)	Published estimated value per share (2)	Resulting increase in ELV as compared to NAV per Fund Share (3)	NAV & ELV per Share

NAV per Share				$10.17

Coastal Realty Business Trust, Series H2- A	$3.98	$5.20	$0.03
InvenTrust Properties Corp.	$2.84	$4.00	$0.45
KBS Real Estate Investment Trust, Inc.	$3.12	$4.52	$0.13
Landmark Apartment Trust, Inc.	$4.98	$8.15	$0.26
Rancon Realty Fund IV	$400.00	$671.97	$0.13
Rancon Realty Fund V	$201.95	$289.68	$0.05
SmartStop Self Storage, Inc.	$13.16	$13.75	$0.03
Total increase in ELV compared to NAV per Share				$1.08

ELV per Share				$11.25

(1)
The "GAAP fair value" in this column is the published secondary market trading price of each portfolio security determined in accordance with GAAP, as is determined in the Fund's audit and in calculating the NAV per Fund Shares for the purposes of the 1940 Act.

(2)	The estimated values in this column are estimated values per share for each portfolio security, as published by a third-party independent from the Fund.
(3)
The numbers in this column show the change in the value of each Fund Share from the NAV calculation under GAAP and the 1940 Act to the "estimated liquidation value." The calculation is made by substituting the "published estimated value" per share for the "GAAP fair value" in the calculation of NAV per Share. Each time that substitution is made, the resulting increase in the NAV-to-ELV calculation is the result shown in this column.

Limitations of Estimated Liquidation Value Per Share
As with any valuation methodology, the methodology used for our ELV was based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different parties using different assumptions and estimates could derive a different ELV per Share, which could be significantly different from our ELV per Share. The ELV per Share does not represent the amount our Shares would trade at on a national securities exchange or the amount a stockholder would obtain if he or she tried to sell his or her Shares, or if we liquidated our assets. Rather, it represents our estimate of what our Shares would be worth if the underlying issuers of our portfolio securities who publish an estimated value were to liquidate their assets in an orderly liquidation and receive proceeds approximately equal to their published per share value. ELV per Share does not take into account any incentive advisory fees that might be due to the Adviser, or any other expenses or fees involved in liquidating the portfolio.

Accordingly, with respect to the ELV per Share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•
a stockholder would ultimately realize distributions per Share equal to our ELV per Share upon liquidation of our assets and settlement of our liabilities or a sale or merger of the Fund (because it assumes that the underlying issuers must do this first);

•	our shares would trade at the ELV per Share on a national securities exchange; or

•
the methodologies used to estimate our ELV per Share (1) have been approved by FINRA or (2) satisfy the annual valuation requirements under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code.

Further, the difference between our GAAP NAV and ELV is the published per Share value of certain portfolio securities, and the issuers of those securities may have an incentive or tendency to make their published value as high as possible to make their performance appear better. Nonetheless, we believe the values published are likely to be realistic and that the resulting ELV for the Fund is valuable information for our investors to have.

The ELV of our Shares was calculated as of a particular point in time. The ELV of our Shares will fluctuate over time in response to, among other things, global economic issues that cause changes in real estate market fundamentals, capital market activities, and specific attributes of the properties and leases in the portfolios of the companies in which we have made investments.